Filed by Quantum Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Advanced Digital Information Corporation

Commission File No.: 0-21103

ADIC Acquisition Integration Dos and Don’ts

Definitive Agreement Stage

In connection with Quantum’s acquisition of ADIC, we recognize that Quantum employees may be part of some merger integration tasks that involve communications or planning with your counterparts at ADIC. Although most planning and communication task are permissible, it is critical to remember that ADIC and Quantum remain competitors right up to the moment of close. We anticipate that the acquisition will require approval by the Department of Justice before it may close. During the period after we have signed the definitive agreement, but before the Department of Justice has cleared the transaction, ADIC and Quantum remain independent companies, each directed and managed by its own management. Thus, as a general rule, planning for post-merger operations should not result in changes to the ongoing operations of either company pre-closing. Following are some specific guidelines to assist with these efforts. If you have any questions, please contact Shawn Hall at 8-500-4460, 408-944-4460, or shawn.hall@quantum.com.

General

•	Until closing, plan, but do not implement.

•	Meetings and discussions involving only Quantum or only ADIC employees are always okay. Meetings between Quantum and ADIC employees may be okay, depending on subject matter (see below)

•	If you have questions, please contact your manager or submit them to the Question Box on the ADIC Integration Site on myQ.

Roadmap Planning

•	It’s okay to start discussing and planning an integrated roadmap, but neither side can act on it.

•	For example, prior to closing, any changes to either company’s roadmap must be made for sound business reasons independent of the merger. A product can be changed/eliminated because it does not have customer acceptance, but not because it is similar to the other company’s product.

Human Resources

•	It’s okay for HR employees to discuss people issues (performance ratings, grade levels, etc) with each other.

•	Decisions can be made about the status of both Quantum and ADIC employees (going forward, transition, or severed employees). Any communication regarding the future status must be contingent upon a successful close.

•	Communication should come from each company’s respective HR group until close.

•	It’s okay to start talking to ADIC vendors about such things as 401(k) or other benefit concerns; any effects/actions are contingent on the close.

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Customer Interaction

Until close, this is the greatest source of legal (anti-trust) risk, so great care must be taken in dealing with customers. Although we do not anticipate any problems, disgruntled customers present the greatest opportunity to generate opposition to the transaction.

•	Overall direction: Both companies must manage their businesses independently and continue executing their pre-existing business plan until close. To the extent possible, integration planning should be kept at a senior level so that those with daily direct customer contact are not tainted with knowledge of the other company’s practices or plans.

•	It’s okay to engage with ADIC to discuss a customer (account team structure, current business, etc.) as long as discussions regarding future business (pricing, pricing strategy, programs, new opportunities, etc.) do not take place. Specific elements of an integrated customer plan will require advance legal approval.

•	It may be okay for ADIC and Quantum sales teams to meet with customers together, although meeting separately is strongly preferred. If a joint meeting is necessary, it should be managed at the senior management level with a clear agenda created and reviewed by Legal.

•	It’s okay to ask for customer input (how they want to see the account managed going forward, desired integrated roadmap, etc.).

•	There should be no discussions with customers regarding combined future business (pricing, Ts & Cs, etc.).

•	The litmus test is that a customer should not perceive Quantum and/or ADIC as treating them any differently (from a business perspective) as a result of the definitive agreement announcement.

Supplier/Partner Interaction

•	The guidelines are similar to those given regarding customer interaction: Both companies should manage their business independently

•	It’s okay to discuss merger plans with suppliers or partners, however, it is preferred that ADIC and Quantum employees meet with suppliers/partners independently of each other.

Business Decisions

•	Business decisions should be made by each company independently until close except for those decisions by ADIC that would violate the terms of the agreement.

•	ADIC and Quantum remain independent decision makers right up to the moment of close

Additional Information and Where to Find It

Quantum plans to file with the SEC a Registration Statement on Form S 4 in connection with the transaction, and ADIC plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Quantum, ADIC, the transaction and related matters. Investors and stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Quantum and ADIC through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from Quantum by contacting Investor Relations at (408) 944-4450 or IR@quantum.com, or from ADIC by contacting Stacie Timmermans at (425) 881-8004 or stacie.timmermans@adic.com.

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Quantum and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ADIC in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above.

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